Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 30, 2020

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Mortgage Opportunity Fund Inc.

Registration Statement on Form N-2, File Nos. 811-22369, 333-236154

Dear Ms. Dubey:

On behalf of Western Asset Mortgage Opportunity Fund Inc. (the “Fund”), please find Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement originally filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to additional comments received by telephone from the staff (the “Staff”) of the Commission on March 30, 2020 relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	Regarding the sub-section titled “Prospectus Summary—Special Risk Considerations” on page 7 of the Prospectus, please identify these risks as principal risks instead of “material” risks.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

Securities and Exchange Commission	March 30, 2020

2.

Regarding the sub-section titled “Prospectus Summary—Special Risk Considerations—Interest Rate Risk” on page 9 of the Prospectus, please update this risk factor to reflect the recent action from the Federal Reserve with respect to interest rates. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

In response to the Staff’s comment, the Fund has incorporated the requested disclosure.

3.

Regarding the sub-section titled “Prospectus Summary—Special Risk Considerations—Market Events Risk” on page 14 of the Prospectus, please update this risk factor to reflect the impact on the mortgage market specifically.

In response to the Staff’s comment, the Fund has incorporated the requested disclosure.

4.

As a follow up to your response to Comment 26 in your letter dated March 19, 2020, the Staff does not agree with the Fund’s assertion that this service charge is not a dividend reinvestment plan fee. As such, per Instruction 4 to Item 3.1 of Form N-2, please reflect this fee in the table in the section titled “Summary of Fund Expenses” on page 17 of the Prospectus with, if necessary, an explanatory footnote.

Securities and Exchange Commission	March 30, 2020

In response to the Staff’s comment, the Fund has incorporated the requested revision.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Securities and Exchange Commission	March 30, 2020

cc:	David W. Blass, Simpson Thacher & Bartlett LLP

George Hoyt, Legg Mason

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